
April 29, 2021

Daniel S. Webb
Chief Executive Officer and Chief Financial Officer
Worldwide Webb Acquisition Corp.
770 E Technology Way F13-16
Orem, UT 84097

> **Re: Worldwide Webb Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 2, 2021**
> **CIK No. 0001853044**

Dear Mr. Webb:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted April 2, 2021

Our Acquisition Process, page 7

1. Please clarify here that the low price the founders paid for the founder shares creates an incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors. As a separate matter, add a risk factor that explains how these incentives create a risk to potential investors.

Description of Securities
Redeemable Warrants
Public Shareholders' Warrants
Anti-dilution Adjustments. , page 139

2.   Please revise the discussion on page 140 regarding the exclusive forum provisions in your Warrant Agreement to appear under a new specifically-captioned subsection.

You may contact Bonnie Baynes at 202-551-4924 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance